SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SPOTLIGHT INNOVATION INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

849207105

(CUSIP Number)

John M. Krohn

11147 Aurora Ave.

Building 3

Urbandale, IA 50322

515-274-9087

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 849207105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John M. Krohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
1,576,706(1)
	8	SHARED VOTING POWER:
15,515,307(2)(3)
	9	SOLE DISPOSITIVE POWER:
1,576,706(1)
	10	SHARED DISPOSITIVE POWER:
15,515,307(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,092,013 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.3% (based on 26,262,768 shares issued and outstanding as of January 6, 2017)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)     Represents 1,576,706 shares of common stock which includes 221,487 shares of common stock underlying warrants exercisable within 60 days.

(2)     Includes (i) 3,333,333 shares of common stock issuedupon conversion of an outstanding 8.00% convertible promissory note in the aggregate principal amount of $2,500,000 owned by K4 Enterprises, LLC (“K4”), (ii) 1,756,573 shares of common stock issued upon conversion of a convertible note in the aggregate amount of $450,000 held by K4, (iii) 4,278,779 shares of common stock held by K4, (iv) 3,860,000 shares of common stock underlying warrants exercisable within 60 days held by K4, (v) 1,897,896 shares of common stock issued upon conversion of an outstanding convertible promissory note in the aggregate principal amount of $830,000 owned by K4, and (vi) 388,726 shares of common stock issued upon conversion of an outstanding convertible note in the aggregate principal amount of $170,000 owned by K4.

(3)     The Reporting Person is the Managing Member of K4 and in such capacity holds voting and dispositive power over the securities held by such entity. The Reporting Person holds 50% of the equity ownership interest in K4.

2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael Kemery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER:
15,515,307 (1)(2)
	9	SOLE DISPOSITIVE POWER:
0
	10	SHARED DISPOSITIVE POWER:
15,515,307(1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,515,307(1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5% (based on 26,262,768 shares issued and outstanding as of January 6, 2017)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)     Includes(i) 3,333,333 shares of common stock issuedupon conversion of an outstanding 8.00% convertible promissory note in the aggregate principal amount of $2,500,000 owned by K4 Enterprises, LLC (“K4”), (ii) 1,756,573 shares of common stock issued upon conversion of a convertible note in the aggregate amount of $450,000 held by K4, (iii) 4,278,779 shares of common stock held by K4, (iv) 3,860,000 shares of common stock underlying warrants exercisable within 60 days held by K4, (v) 1,897,896 shares of common stock issued upon conversion of an outstanding convertible promissory note in the aggregate principal amount of $830,000 owned by K4, and (vi) 388,726 shares of common stock issued upon conversion of an outstanding convertible note in the aggregate principal amount of $170,000 owned by K4.

(2)     The Reporting Person is a Member of K4 and in such capacity holds voting and dispositive power over the securities held by such entity. The Reporting Person holds 50% of the equity ownership interest in K4.

3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
K4 Enterprises, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
15,515,307(1)
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
15,515,307(1)
	10	SHARED DISPOSITIVE POWER:
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,515,307(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.5% (based on 26,262,768 shares issued and outstanding as of January 6, 2017)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)     Includes (i) 3,333,333 shares of common stock issuedupon conversion of an outstanding 8.00% convertible promissory note in the aggregate principal amount of $2,500,000 owned by K4, (ii) 1,756,573 shares of common stock issued upon conversion of a convertible note in the aggregate amount of $450,000 held by K4, (iii) 4,278,779 shares of common stock held by K4, (iv) 3,860,000 shares of common stock underlying warrants exercisable within 60 days held by K4, (v) 1,897,896 shares of common stock issued upon conversion of an outstanding convertible promissory note in the aggregate principal amount of $830,000 owned by K4, and (v) 388,726 shares of common stock issued upon conversion of an outstanding convertible promissory note in the aggregate principal amount of $170,000 owned by K4.

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Item 5.   Interest in Securities of the Issuer

(a)

John M. Krohn beneficially owns, together with all affiliates (including K4 and Mr. Kemery), an aggregate of 17,083,013 shares of the Issuer’s common stock, or 56.3% of the Issuer’s issued and outstanding shares of common stock (based on 26,262,768 shares issued and outstanding as of January 6, 2017). This beneficial ownership includes:

(i) 1,576,706 shares held directly by John M. Krohn, including(a) 221,487 shares of common stock underlying warrants exercisable within 60 days.

(ii) 15,515,307 shares held by K4, including (a) 3,333,333 shares of common stock issuedupon conversion of an outstanding 8.00% convertible promissory note in the aggregate principal amount of $2,500,000 owned by K4, (b) 1,756,573 shares of common stock issued upon conversion of a convertible note in the aggregate amount of $450,000 held by K4, (c) 4,278,779 shares of common stock held by K4, (d) 3,860,000 shares of common stock underlying warrants exercisable within 60 days held by K4, (e) 1,897,896 shares of common stock issuedupon conversion of an outstanding convertible promissory note in the aggregate principal amount of $830,000 owned by K4, and (f) 388,726 shares of common stock issued upon conversion of an outstanding convertible promissory note in the aggregate principal amount of $170,000 owned by K4.

(b)

John M. Krohn may be deemed to hold sole voting and dispositive power over 1,576,706 shares of common stock and shared voting and dispositive power over 15,515,307 shares of common stock.

Michael Kemery may be deemed to hold shared voting and dispositive power over 15,515,307 shares of common stock.

K4 may be deemed to hold sole voting and dispositive power over 15,515,307 shares of common stock.

(c)

On December 31, 2016, the Issuer sold to K4 a convertible promissory note in the aggregate principal amount of $170,000 (the “Note”). The Note is convertible into approximately 388,726 shares of common stock at a conversion price equal to 70% of the average closing bid price of the common stock during the six months immediately prior to such conversion. On December 31, 2016, in connection with the sale of the Note, the Issuer issued to K4 warrants to purchase 425,000 shares of common stock.

On December 31, 2016, the Issuer issued a total of 5,619,955 shares of common stock to K4, which represents (i) 388,726 shares of common stock issued upon conversion of the Note, (ii) 1,897,896 shares of common stock issued upon conversion of a promissory note in the aggregate principal amount of $830,000, and (iii) 3,333,333 shares of common stock issued upon conversion of a promissory note in the aggregate principal amount of $2,500,000.

(d)

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 17,083,013 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1*	Joint Filing Agreement with John M. Krohn, Michael Kemery and K4 Enterprises, LLC

_______

*Previously filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John M. Krohn

Dated: January 9, 2017	By:	/s/ John M. Krohn
John M. Krohn

Michael Kemery

Dated: January 9, 2017	By:	/s/ Michael Kemery
Michael Kemery

K4 ENTERPRISES, LLC

Dated: January 9, 2017	By:	/s/ Michael Kemery
Michael Kemery, Manager

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